

Keith Haring (1958–1990)

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Works from Keith Haring's early period (1980-1984), during which the Painting was made, are some of the artist's most desirable and account for all of the artist's top three price records at auction.

INVESTMENT THESIS

Initial Offering Price

$4,229,000

Offering Circular

[sec.gov](sec.gov)

Price Appreciation of Similar Works

16.8%


$3.0m
$2.0m
$1.0m
$0.0m
91
95
99
03
07
11
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19

Artist Market Sharpe Ratio

(1988-2022)

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Keith Haring
1.10
All Art
0.28
S&P 500
0.59
Speculative Returns
High Risk-Adjusted Returns

43% Progress

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Keith Haring
(1958–1990)

Keith Haring (b. 1958, Pennsylvania - d. 1990, New York) moved to New York City and enrolled in the School of Visual Arts in 1978. Though by 1980, Haring's artistic practice had become diverse in media and approach, he became particularly well known for the white chalk drawings he executed on black poster paper and pasted in the NYC subway system. Cartoon figures drawn in a thick outline, like the 'radiant baby', became synonymous with Haring's aesthetic and earned him a spot in the now legendary Times Square Show, which was organized by COLAB (Collaborative Projects) in 1980.

Painting







Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$19,818,290	31	$6,537,500


Average Prices
608.9K
456.7K
304.4K
152.2K
10 11 12 13 14 15 16 17 18 19 20 21


Turnover by Year
35.7M
26.8M
17.9M
8.9M
10 11 12 13 14 15 16 17 18 19 20 21


Lots Auctioned
Sold
Unsold
71
53.25
35.5
17.75
10 11 12 13 14 15 16 17 18 19 20 21

Why we like this painting

- Keith Haring was an iconic 1980s street artist, globally recognized for his graphic style and social activism.
- Close contemporaries of Haring such as Jean-Michel Basquiat have achieved auction records in excess of $100 million, while the top records for Haring's work at auction have yet to exceed $7,000,000.
- A major exhibition of the artist's work, titled "Keith Haring: Art is for Everybody" is set to open in May 2023 at the Broad museum in Los Angeles, and will feature over 120 examples from throughout Haring's career.
- As of March 29, 2023, four of the artist's top five auction records have been set in the last three years.
- The Painting is a characteristic example of Keith Haring's signature style, composed with bold line work and simplified forms.
- The holes in the Painting's figures were initially a response to the murder of John Lennon in 1980, but may also symbolize emptiness.
- The Painting reflects Haring's interest and commitment to social and political activism and was likely used as the basis for a 1988 screenprint created for the Art Attack on AIDS Benefit, which raised funds for the Wellness Network Inc.
- As of March 29, 2023, only one other example executed in black and gold enamel paint on metal support has sold at auction in the last twenty years, signifying the rarity of the Painting within Haring's oeuvre. *Untitled* (1984), which is smaller than the Painting, sold for $1,202,515 at Phillips in October 2019.
- As of March 29, 2023, more recently sold examples similar in scale to the Painting have achieved prices as high as $5.7 million and include: *Untitled* (1986), which sold for $5,779,200 at Sotheby's, New York, on May 12, 2021 and *Untitled* (1984), which sold for £1,875,000 ($2,385,315) at Sotheby's, London, on July 28, 2020.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Initial Offering Price	**$4,229,000**
Offering Circular	sec.gov/edgar

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KEITH HARING

b. 1958–d. 1990, UNITED STATES

Metallic gold paint and black enamel on sheet metal | 60 × 57 in. (152 × 145 cm.)

Keith Haring was an iconic 1980s artist, whose origins in street art helped him develop a globally recognized graphic style.



$4,229,000
INITIAL OFFERING

16.8%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

▲1.10
MARKET RISK-ADJUSTED APPRECIATION[2]

21.2%
ANNUAL GROWTH OF RECORD PRICE[3]

13.4%
MEDIAN REPEAT SALE PAIR APPRECIATION[4]

AS OF MARCH 29, 2023, KEITH HARING'S TOP THREE AUCTION RECORDS ARE LED BY *UNTITLED* (1984), WHICH SOLD FOR £4,301,250 ($5,937,264) AT CHRISTIE'S, LONDON ON JUNE 30, 2021, *UNTITLED* (1982), WHICH SOLD FOR $5,820,000 AT CHRISTIE'S, NEW YORK, ON NOVEMBER 17, 2022, AND *UNTITLED* (1986), WHICH SOLD FOR $5,779,200 AT SOTHEBY'S, NEW YORK ON MAY 12, 2021.

The Painting is a characteristic example of Keith Haring's signature style, composed with bold line work and simplified forms. Executed in 1984, the Painting depicts two amorphous, interwoven figures who unite to form a distinct, symmetrical whole. Executed in a rare palette of black and gold, the Painting's abstracted figures and palette suggest a cosmic universe populated by extra-terrestrial beings. Emblematic of the artist's distinct visual lexicon, the execution of the Painting demonstrates Haring's use of graphic, reductive forms, influenced by graffiti and the sub-culture of New York in the 1980s, while also possibly referencing Egyptian hieroglyphics and Mayan pictograms. The Painting also reflects Haring's interest and commitment to social and political activism and was likely used as the basis for a 1988 screenprint created for the Art Attack on AIDS Benefit, which raised funds for the Wellness Network Inc. The figures' visible orifices may visually represent the violence inflicted on the bodies of people living with AIDS and the grief felt throughout the epidemic that rippled through New York City in the 1980s. As of March 29, 2023, only one other example executed in black and gold enamel paint on metal support has sold at auction in the last twenty years, signifying the rarity of the Painting within Haring's oeuvre. *Untitled* (1984), which is slightly smaller than the Painting but features two intertwined figures rendered in the same black and gold palette sold for £975,000 ($1,202,515) at Phillips, London on October 14, 2019. As of March 29, 2023, more recent examples similar in scale to the Painting have achieved prices as high as $5.8 million and include: *Untitled* (1986), which sold for $5,779,200 at Sotheby's, New York, on May 12, 2021 and *Untitled* (1984), which sold for £1,875,000 ($2,385,315) at Sotheby's, London, on July 28, 2020. The Painting's, palette, composition, and scale make it a commercial and desirable work by Keith Haring.

Haring's work continues to be collected around the world and is included in the permanent collections of important institutions, such as the Museum of Modern Art and the Whitney Museum of American Art in New York, and the Los Angeles County Museum of Art, among others. A major exhibition of the artist's work, titled "Keith Haring: Art is for Everybody" is set to open at the Broad in Los Angeles, in May 2023, and will feature over 120 examples from throughout Haring's career. Though Keith Haring's records at auction are far behind his friend and contemporary Jean-Michel Basquiat, whose record at auction exceeds $100 million, as of March 29, 2023, four of the artist's top five auction records have been set in the last three years. As of March 29, 2023, Keith Haring's top three auction records are led by *Untitled* (1984), which sold for £4,301,250 ($5,937,264) at Christie's, London on June 30, 2021, *Untitled* (1982), which sold for $5,820,000 at Christie's, New York, on November 17, 2022, and *Untitled* (1986), which sold for $5,779,200 at Sotheby's, New York on May 12, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[5,6]


$4M
$3M
$2M
$1M
1989
1991
1994
1996
1998
2001
2003
2005
2008
2010
2012
2015
2017
2019
2022

Keith Haring (b. 1958, Pennsylvania – d. 1990, New York) was an iconic 1980s artist, whose origins in street art helped him develop a globally recognized graphic style. Haring moved to New York City in 1978 and enrolled in the School of Visual Arts, and by 1980 Haring's artistic practice had become diverse in media and approach. He became particularly well known for white chalk drawings executed on black panels meant for advertisements in the NYC subway system. Inspired by the spontaneity and technical mastery of the ubiquitous graffiti of New York City in the 1970s, Haring developed a distinct style. Cartoon figures drawn in a thick outline, like the 'radiant baby,' became synonymous with Haring's aesthetic and earned him a spot in the now legendary Times Square Show, which was organized by COLAB (Collaborative Projects) in 1980 and featured one hundred up-and-coming artists, including Jean-Michel Basquiat, David Hammons, and Jenny Holzer. Following the show's success, Haring began to work with gallerist Tony Shafrazi, who put on an immediately successful solo show of Keith Haring's work in 1982, attended by important Pop artists like Roy Lichtenstein and Robert Rauschenberg. Haring was respected in artistic circles, and his close friends included Jean-Michel Basquiat, George Condo, Andy Warhol, Madonna, Yoko Ono, and David Bowie.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Keith Haring has a risk-adjusted appreciation of 1.10. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Keith Haring have a record price compound annual growth rate ("CAGR") of 21.4% from February 23, 1985 to September 30, 2022. This calculation is based on (i) a record price of $3,800 on February 23, 1985, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,600,000, the most recent record price as of September 30, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Keith Haring is 13.4%, which is based on 22 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Keith Haring was December 31, 1989 and ending on the last date a repeat sale occurred for such artist, which in the case of Keith Haring was December 8, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

5. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

6. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Keith Haring with the following criteria: single panel paintings executed in enamel and/or Day-glo on metal or steel supports, executed between 1980 and 1985 that measure between 20 inches by 20 inches and 80 inches by 80 inches. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sales: 10% inclusive applied to "Untitled" (1982), which sold on February 24, 1993 and "Untitled" (1982), which sold on November 7, 1990.The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.8% CAGR implied from selected sales occurring from May 9, 1990 to October 2, 2019 .